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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

RES-CARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

760943100

(CUSIP Number)

Mary D. Peters
10140 Linn Station Road
Louisville, Kentucky 40223
502-394-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760943100

1.	Name of Reporting Person: Ronald G. Geary		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,336,957

		9.	Sole Dispositive Power: 1,336,957

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,336,957

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.0%

14.	Type of Reporting Person (See Instructions): IN

Item 1 Security and Issuer

Common stock of ResCare, Inc., 10140 Linn Station Road, Louisville, Kentucky 40223

Item 2 Identity and Background

(a)	Ronald G. Geary

(b)	10140 Linn Station Road, Louisville, Kentucky 40223

(c)	Chairman, President and Chief Executive Officer of ResCare, Inc., 10140 Linn Station Road, Louisville, Kentucky 40223

(d)	Mr. Geary has not been, during the last five years or ever, convicted in a criminal proceeding.

(e)	Mr. Geary has not been, during the last five years or ever, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

(f)	Mr. Geary is a citizen of the United States of America.

Item 3 Source and Amount of Funds or Other Consideration

Mr. Geary has purchased all of his shares of ResCare common stock with his personal funds. This Schedule is being filed due to a change of circumstances as described below and not pursuant to any current transaction.

Item 4 Purpose of Transaction

On June 23, 2004 affiliates of Onex Corporation (“Onex Affiliates”) purchased 3,700,000 shares of ResCare common stock and newly issued ResCare preferred stock convertible into 4,809,500 shares of common stock. In connection with that transaction, Onex Partners LP, one of the Onex Affiliates, entered into a Voting Agreement with Mr. Geary under which Onex Partners has the right to vote Mr. Geary’s shares for the election of directors (“Voting Agreement”). Mr. Geary entered into the Voting Agreement as an inducement to Onex to enter into the transaction and make a capital investment in ResCare. The transaction is described in Schedule 13D/A filed by the Onex Affiliates on June 29, 2004.

Except as otherwise described in this Schedule 13D or in Mr. Geary’s capacity as a director of the Issuer, Mr. Geary has no present plans or proposals that would result in or relate to:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer

(a)(b) Mr. Geary beneficially owns 1,336,957 or 5.0% of ResCare common stock. Mr. Geary has shared voting power and sole dispositive power over all the shares. Approximately 4,882 of the shares are held in ResCare’s 401k plan for Mr. Geary’s benefit. Pursuant to the Voting Agreement, Onex Partners described herein has the right to vote Mr. Geary’s shares for the election of directors.

Onex Partners is a Delaware limited partnership. Its principal business is investing in securities. The address of its principal business and principal offices is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. Its general partner is Onex Partners GP LP, a Delaware limited partnership.

(c) In the last sixty days Mr. Geary has sold 21,600 shares of common stock pursuant to a written trading plan that complies with Rule 10b5-1. The shares have been sold in lots of 2400 shares each on a weekly basis and all sales have been reported on Reports of Changes in Beneficial Ownership on Form 4. The plan dated June 25, 2004 covers weekly sales of 2400 shares for a total of 120,000 shares to be sold through July 27, 2005.

(d) No one other than Mr. Geary has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of Mr. Geary’s ResCare stock.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Geary and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantee of profits, division of profits or loss or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits

5.1	Shareholder Voting Agreement dated as of June 23, 2004 between Ronald G.

Geary and Onex Partners LP. Exhibit 5.1 of the Schedule 13D filed by Onex Partners LP and affiliates on June 29, 2004 is incorporated herein by reference.

5.2	Proxy dated June 23, 2004 from Ronald G. Geary to Robert M. LeBlanc on behalf of Onex Partners LP. Exhibit 5.2 of the Schedule 13D filed by Onex Partners LP and affiliates on June 29, 2004 is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005

Date

/S/ Ronald G. Geary

Signature